UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LINDSAY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-13419	47-0554096
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

18135 Burke Street, Suite 100, Omaha, Nebraska		68022
(Address of principal executive offices)		(Zip Code)

Eric R. Arneson – (402) 827-6569

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 – Conflict Minerals Disclosure

Item 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

Lindsay Corporation (the “Company”), after exercising reasonable due diligence as required by Rule 13p-1 of the Securities Exchange Act of 1934, as amended, was unable to determine whether the tin, tantalum, tungsten and/or gold (“3TG”) used in one or more of its products, where 3TG are necessary to the functionality or production of such product(s), originated from the Democratic Republic of the Congo (the “DRC”) or an adjoining country that shares an internationally recognized border with the DRC. Accordingly, the Company declares itself to be “DRC conflict undeterminable” as defined by paragraph (d)(5) of the instructions to Item 1.01 of Form SD for all products manufactured and/or contracted to be manufactured for the Company.

Conflict Minerals Disclosure

This Form SD and the Company’s Conflict Minerals Report, filed as Exhibit 1.01 hereto, may be found publicly on the Company’s internet website at http://www.lindsay.com/usca/en/investor-relations/reports/ under the heading “Conflict Minerals.” The content of any website referenced in this Form SD, including the content of any website referenced in the accompanying Exhibit 1.01, is included for general information only and is not incorporated by reference in this Form SD.

Forward-Looking Statements

This Form SD and the Company’s Conflict Minerals Report, filed as Exhibit 1.01 hereto, contain forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking terminology, such as “intend,” “expect,” “will,” “continue,” and the like, or the use of the future tense of words. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the Company’s intended future efforts to mitigate the risk that the manufacture of its products benefits arms groups in the DRC region.

Forward-looking statements are subject to certain risks and uncertainties that could cause actual results, actions or performance to differ materially from those expressed in such forward-looking statements. These risks and uncertainties may include, but are not limited to, the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers, on a timely basis or at all; whether smelters and refiners and other market participants responsibly source 3TG; and political and regulatory developments, whether in the DRC region, the United States, or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this Form SD. The Company does not intend, and undertakes no obligation, to publish revised forward-looking statements to reflect events or circumstances occurring after the date of filing of this Form SD or to reflect the occurrence of unanticipated events.

Item 1.02	EXHIBIT

The Conflict Minerals Report required by Items 1.01 and 1.02 of Form SD is filed as Exhibit 1.01 to this Form SD.

Section 2 – EXHIBITS

Item 2.01	EXHIBITS

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 31, 2023	LINDSAY CORPORATION

	By:	/s/ Brian L. Ketcham
Brian L. Ketcham Senior Vice President and Chief Financial Officer